Exhibit 99.1

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Company

1.1	Name and Address of Company

Brookfield Asset Management Ltd. (the “Manager”)

Suite 100, Brookfield Place, 181 Bay Street

Toronto, Ontario, Canada

M5J 2T3

1.2	Executive Officer

Bahir Manios

Managing Partner and Chief Financial Officer

Telephone: 416.363.9491

Item 2 Details of Acquisition

2.1	Nature of Business Acquired

On December 9, 2022, Brookfield Corporation (formerly Brookfield Asset Management Inc.) (“Brookfield”) completed the previously-announced public listing and distribution of a 25% interest in its asset management business (the “asset management business”), through the Manager, by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) (the “Arrangement”). Upon completion of the Arrangement, the Manager acquired a 25% interest in Brookfield Asset Management ULC (the “Asset Management Company”), from Brookfield.

The asset management business is one of the world’s leading alternative asset managers with over $750 billion of assets under management across real estate, infrastructure, renewable power and transition, private equity and credit. Additional information about the asset management business is contained in the final long form prospectus of the Manager dated November 14, 2022 available under the Manager’s profile on SEDAR at www.sedar.com (the “Prospectus”).

2.2	Acquisition Date

December 9, 2022

2.3	Consideration

Pursuant to the Arrangement, (a) each holder of class A limited voting shares of Brookfield (“Brookfield Class A Shares”) as of December 2, 2022 (the “Record Date”) received one class A limited voting share of the Manager (the “Manager Class A Shares”) for every four Brookfield Class A Shares held and (b) each holder of class B limited voting shares of Brookfield (“Brookfield Class B Shares”) as of the Record Date received one class B limited voting share of the Manager for every four Brookfield Class B Shares held. In addition, pursuant to the Arrangement, holders of class A preference shares, series 8 and series 9 (the “Brookfield Affected Preference Shares”) as of the Record Date received, in exchange for each existing Brookfield Affected Preference Share held, a fraction of a Manager Class A Share and a new class A preference share of Brookfield with terms comparable to the terms of the Brookfield Affected Preference Share held but adjusted to reflect the distribution of Manager Class A Shares.

The Manager Class A Shares commenced trading on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BAM” on December 12, 2022.

2.4	Effect on Financial Position

The estimated effect of the Arrangement on the Manager is outlined in the unaudited pro forma financial statements of the Manager attached as Schedule B to this Report. Such unaudited pro forma financial statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. Such unaudited pro forma financial statements provide a detailed discussion of how such adjustments were derived and presented.

The Manager currently has no plans or proposals for material changes in its business affairs, or the affairs of the asset management business, which may have a significant effect on the financial performance or financial position of the Manager.

2.5	Prior Valuations

Neither the Manager nor the Asset Management Company has, within the 12 months preceding the date of this Report, obtained a valuation opinion to support the consideration paid by the Manager to complete the Arrangement.

2.6	Parties to Transaction

The Manager acquired an interest in the Asset Management Company from Brookfield. The Asset Management Company is an affiliate of Brookfield.

2.7	Date of Report

January 12, 2023

Item 3 Financial Statements and Other Information

The following financial statements are included in and form part of this Report:

(a)

the combined carve-out financial statements of the Asset Management Company as at December 31, 2021 and 2020 for the years ended December 31, 2021, 2020 and 2019, together with the accompanying notes thereto, contained in the Prospectus, which financial statements are incorporated by reference in this Report;

(b)

the unaudited condensed combined consolidated carve-out financial statements of the Asset Management Company as at September 30, 2022 and December 31, 2021 and for the three and nine months ended September 30, 2022 and September 30, 2021, together with the accompanying notes, which financial statements are attached as Schedule A to this Report;

(c)

the unaudited pro forma condensed combined consolidated statement of financial position of the Manager as at September 30, 2022 and the unaudited pro forma condensed combined consolidated statement of operations of the Manager for the nine months ended September 30, 2022, and for the year ended December 31, 2021, together with the accompanying notes, which financial statements are attached as Schedule B to this Report and were prepared to illustrate the effects of the Arrangement.

Schedule A

(see attached)

Brookfield Asset Management ULC

Condensed Combined Consolidated Carve-out Interim Balance Sheets

(Unaudited, U.S. Dollars in Millions)

AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021	2022	2021
Assets
Cash and cash equivalents	$2,601	$2,494
Accounts receivable and other	554	224
Due from affiliates	7,668	6,545
Investments	14,796	13,837
Property, plant and equipment, net of accumulated depreciation of $21 million and $17 million	61	48
Intangible assets, net of accumulated amortization of $10 million and $18 million	58	64
Goodwill	249	249
Deferred income tax assets	2,192	2,268

Total Assets	$28,179	$25,729

Liabilities
Accounts payable and other	$2,222	$2,032
Due to affiliates	12,519	8,207
Corporate borrowings	683	461
Deferred income tax liabilities	891	700

Total Liabilities	16,315	11,400

Commitments and contingencies
Redeemable non-controlling interest	5,205	4,532
Net parent investment	6,659	9,797

Total Liabilities, Redeemable non-controlling interest and Net parent investment.	$28,179	$25,729

See notes to condensed combined consolidated carve-out interim financial statements.

Brookfield Asset Management ULC

Condensed Combined Consolidated Carve-out Interim Statements of Operations

(Unaudited, U.S. Dollars in Millions)

FOR THE PERIODS ENDED SEPTEMBER 30	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Revenues
Management fee revenues
Base management and advisory fees	$632	$533	$1,800	$1,428
Incentive distributions	83	71	251	239
Performance fees	—	—	—	79

Total management fee revenues	715	604	2,051	1,746

Investment income
Carried interest allocations
Realized	38	35	95	49
Unrealized	(7)	29	98	130

Total investment income	31	64	193	179

Interest and dividend revenue	85	176	226	282
Other revenues	—	2	40	12

Total revenues	831	846	2,510	2,219
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(226)	(161)	(529)	(515)
Other operating expenses	(68)	(46)	(174)	(132)
General, administrative and other	(35)	(41)	(109)	(102)

Total compensation, operating, and general and administrative expenses	(329)	(248)	(812)	(749)

Carried interest allocation compensation
Realized	(25)	(18)	(45)	(58)
Unrealized	22	(15)	(89)	(113)

Total carried interest allocation compensation	(3)	(33)	(134)	(171)

Interest expense paid to related parties	(48)	(56)	(133)	(126)

Total expenses	(380)	(337)	(1,079)	(1,046)
Other income, net	344	286	1,070	886
Share of income from equity accounted investments	40	103	195	87

Income before taxes	835	898	2,696	2,146
Income tax expense	(140)	(186)	(444)	(337)

Net income	695	712	2,252	1,809
Net income attributable to redeemable non-controlling interest	(300)	(259)	(841)	(515)

Net income attributable to Brookfield Asset Management ULC	$395	$453	$1,411	$1,294

See notes to condensed combined consolidated carve-out interim financial statements.

Brookfield Asset Management ULC

Condensed Combined Consolidated Carve-out Interim Statements of Comprehensive Income

(Unaudited, U.S. Dollars in Millions)

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30	2022	2021	2022	2021
Net income	$695	$712	$2,252	$1,809
Currency translation, net of tax impact of $nil	(18)	8	(28)	(6)

Comprehensive income	677	720	2,224	1,803
Comprehensive income attributable to redeemable non-controlling interest	(300)	(260)	(841)	(516)

Comprehensive income attributable to Brookfield Asset Management ULC	$377	$460	$1,383	$1,287

See notes to condensed combined consolidated carve-out interim financial statements.

Brookfield Asset Management ULC

Condensed Combined Consolidated Carve-out Interim Statement of Changes in

Net Parent Investment and Redeemable Non-Controlling Interest

(Unaudited, U.S. Dollars in Millions)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022	Net Parent Investment	Accumulated Other Comprehensive Income	Total Net Parent Investment	Redeemable Non-Controlling Interest
Balance at June 30, 2022	$7,716	$146	$7,862	$4,996
Net income	395	—	395	300
Currency translation	—	(18)	(18)	—
Contributions	104	—	104	495
Distributions	(1,684)	—	(1,684)	(586)

Balance at September 30, 2022	$6,531	$128	$6,659	$5,205

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021	Net Parent Investment	Accumulated Other Comprehensive Income	Total Net Parent Investment	Redeemable Non-Controlling Interest
Balance at June 30, 2021	$8,478	$147	$8,625	$3,413
Comprehensive income	453	—	453	260
Currency translation	—	8	8	1
Contributions	165	—	165	573
Distributions	(732)	—	(732)	(382)

Balance at September 30, 2021	$8,364	$155	$8,519	$3,865

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022	Net Parent Investment	Accumulated Other Comprehensive Income	Total Net Parent Investment	Redeemable Non-Controlling Interest
Balance at December 31, 2021	$9,641	$156	$9,797	$4,532
Net income	1,411	—	1,411	841
Currency translation	—	(28)	(28)	—
Contributions	1,240	—	1,240	502
Distributions	(5,761)	—	(5,761)	(670)

Balance at September 30, 2022	$6,531	$128	$6,659	$5,205

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021	Net Parent Investment	Accumulated Other Comprehensive Income	Total Net Parent Investment	Redeemable Non-Controlling Interest
Balance at December 31, 2020	$8,942	$162	$9,104	$2,844
Net income	1,294	—	1,294	516
Currency translation	—	(7)	(7)	1
Contributions	2,080	—	2,080	1,092
Distributions	(3,952)	—	(3,952)	(588)

Balance at September 30, 2021	$8,364	$155	$8,519	$3,865

See notes to condensed combined consolidated carve-out interim financial statements.

Brookfield Asset Management ULC

Condensed Combined Consolidated Carve-out Interim Statements of Cash Flows

(Unaudited, U.S. Dollars in Millions, Except Where Noted)

FOR THE PERIODS ENDED SEPTEMBER 30	Three Months Ended		Nine Months Ended
	2022	2021	2022	2021
Operating activities
Net income	$695	$712	$2,252	$1,809
Other income and expenses	(344)	(286)	(1,070)	(886)
Share of income from investments accounted for under the equity method	(115)	(163)	(166)	(144)
Depreciation and amortization	4	2	9	6
Deferred income tax expense	84	133	273	191
Stock based equity awards	23	13	29	107
Unrealized carried interest allocation, net	(15)	(14)	(9)	(17)
Net change in working capital items	1,588	(1,994)	3,049	(958)
Other non-cash operating items	157	197	(22)	(100)

Net cash provided from (used in) operating activities	2,077	(1,400)	4,345	8
Investing activities
Acquisitions
Property, plant and equipment	(1)	(2)	(20)	(2)
Investments accounted for under the equity method	(37)	—	(236)	(12)
Investments and other	(201)	(241)	(467)	(1,279)
Disposition of investments and other	369	99	779	1,180
Restricted cash and deposits	—	1	(3)	(1)

Net cash provided from (used in) investing activities	130	(143)	53	(114)
Financing activities
Corporate borrowings (repaid) drawn, net	(632)	350	222	350
Issuance of related party loans	61	462	426	994
Repayment of related party loans	(9)	(315)	(82)	(430)
Capital (repaid to) provided by parent	(1,418)	885	(4,113)	(405)
Contributions from redeemable non-controlling interest	351	213	517	1,109
Capital repaid to redeemable non-controlling interest	(400)	(19)	(666)	(585)
Distributions to parent	(180)	(156)	(566)	(683)
Distributions to redeemable non-controlling interest	(18)	(3)	(26)	(26)

Net cash (used in) provided from financing activities	(2,245)	1,417	(4,288)	324
Cash and cash equivalents
Change in cash and cash equivalents	(38)	(126)	110	218
Effect of exchange rate changes on cash and cash equivalents	(1)	(1)	(3)	(2)
Balance, beginning of period	2,640	2,444	2,494	2,101

Balance, end of period	2,601	2,317	2,601	2,317

Supplemental disclosure of cash flow information
Net change in working capital balances
Accounts receivable and other	(196)	15	(330)	(76)
Accounts payable and other	37	706	190	996
Due from affiliates	(391)	(1,291)	(1,123)	(1,366)
Due to affiliates	2,138	(1,424)	4,312	(512)
Payments for interest	48	56	133	126
Payments for income taxes	56	54	171	147

See notes to condensed combined consolidated carve-out interim financial statements.

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

1. ORGANIZATION

On May 12, 2022, Brookfield Asset Management Inc. (“the Corporation”) announced that it would separately list and distribute to its shareholders a 25% interest in its asset management business. The transaction was completed on December 9, 2022 by way of an arrangement agreement (the “Arrangement”), which resulted in the transfer of the Corporation’s historical asset management business into the newly incorporated Brookfield Asset Management ULC (“our asset management business”). On completion of the Arrangement, the Corporation transferred a 25% interest in Brookfield Asset Management ULC to Brookfield Asset Management Ltd . (“Manager”). These condensed combined consolidated carve-out financial statements represent the activities, assets and liabilities of the Corporation’s historical asset management business using a legal entity approach.

References in these financial statements to “us,” “we,” “our” or “the company” refer to our asset management business and its direct and indirect subsidiaries and consolidated entities. Brookfield Asset Management ULC’s asset management business focuses on renewable power and transition, infrastructure, private equity, real estate and credit, operating in various markets globally. Brookfield Asset Management ULC was formed on July 4, 2022 as an unlimited liability company under, and governed by, the laws of British Columbia. The registered office of the company is 1055 West Georgia Street, Suite 1500, P.O. Box 11117, Vancouver, British Columbia V6E 4N7.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

In the opinion of Brookfield Asset Management ULC, the accompanying unaudited condensed combined consolidated interim carve—out financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2022, and its results of operations and cash flows for the three months and nine months ended September 30, 2022 and 2021. The balance sheet as at December 31, 2021 was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements. Our significant accounting policies are described in Note 2 of our combined consolidated carve-out financial statements as contained in our Prospectus filed on November 14, 2022.

These condensed combined consolidated carve-out interim financial statements have been prepared for the purpose of presenting the balance sheet, statements of operations, comprehensive income, changes in net parent investment and redeemable non-controlling interest, and cash flows of the Corporation’s historical asset management business on a stand-alone basis. All of the assets and liabilities presented are controlled by Brookfield Asset Management ULC and will be transferred at carrying value. The financial statements represent a combined carve-out of the assets, liabilities, revenues, expenses, and cash flows that will be contributed to the company. All intercompany balances, transactions, revenues and expenses have been eliminated.

Certain resources for oversight of operations and associated overhead are incurred by the Corporation. These corporate costs have been allocated on the basis of direct usage where identifiable, with the remainder allocated based on management’s best estimate of costs attributable to the company. This allocation has been completed based on the following general process:

•

Compensation: In addition to those individuals who are currently employed in the legal entities included in the carve-out transaction perimeter, compensation costs have been allocated to Brookfield Asset Management ULC based on a regional and functional review of personnel working in the historical asset management business and the expected headcount to be allocated to the combined business.

•

General, administrative and other expenses: Unless individuals have been specifically employed by the legal entities included in the carve-out transaction perimeter, general, administrative and other expenses have been allocated to Brookfield Asset Management ULC based on a by-region, by-function review of people working in the historical asset management businesses and the expected headcount to be allocated to the combined business.

•

Income taxes: Income taxes have been recorded as if the company and its subsidiaries had been separate tax paying legal entities, each filing a separate return in the jurisdictions that it operates in. The calculation of income taxes is based on a number of assumptions, allocations, and estimates, including those used to prepare the combined consolidated carve-out financial statements.

Management believes the assumptions underlying the combined carve-out financial statements, including the assumptions regarding allocated expenses, reasonably reflect the utilization of services provided to or the benefit received by the company during the periods presented. However, due to the inherent limitations of carving out the assets, liabilities, operations and cash flows from larger entities, these condensed combined interim carve-out financial statements may not necessarily reflect the company’s financial position, results of operations and cash flow for future periods, nor do they necessarily reflect the financial position, results of operations and cash flow that would have been realized had the company been a stand-alone entity during the periods presented.

The accompanying combined carve-out financial statements of Brookfield Asset Management ULC have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

Use of Estimates

The preparation of the condensed combined interim financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the combined financial statements and accompanying notes. Management believes that estimates utilized in the preparation of the combined financial statements are prudent and reasonable. Such estimates include those used in the valuation of investments and financial instruments, the measurement of deferred tax balances (including valuation allowances), accrued carried interest and the accounting for equity-based compensation. Actual results could differ from those estimates and such differences could be material.

3. INVESTMENTS

Investments, including consolidated fund investments measured at fair value and equity accounted investments, consist of the following:

AS AT SEPTEMBER 30 AND DECEMBER 31	2022	2021
Common shares (a)	$1,256	$1,409
Investments in affiliates (b)	7,083	6,204
Preferred shares (c)	1,557	1,557
Loans and notes receivable (d)	81	187
Accrued carried interest (e)	774	676
Equity accounted investments (f)
Equity interest in Oaktree	4,027	3,790
Equity interest in other affiliates	18	14

Total equity accounted investments	4,045	3,804

Total	$14,796	$13,837

Where appropriate, the accounting for Brookfield Asset Management ULC’s investments incorporates the changes in fair value of those investments.

(a)

Common shares primarily represents investments of $314 million in BAM Exchange LP (December 31, 2021—$464 million), $648 million in Brookfield Property Partners L.P. (“BPY”) (December 31, 2021—$648 million) and a $69 million investment in a single-security private fund vehicle (December 31, 2021—$206 million). Common share investments are carried at fair value with changes in fair value recorded on the condensed combined consolidated carve-out interim statements of operations in Other income, net.

(b)

Investments in affiliates represents strategic investments made by Brookfield Asset Management ULC in its sponsored funds, which are consolidated and measured at fair value. As of September 30, 2022, this balance is primarily comprised of a consolidated interest in Brookfield Strategic Real Estate Fund III (“BSREP III”) of $6.2 billion (December 31, 2021—$5.6 billion).

(c)

Investments in preferred shares relate to a $1.0 billion investment into Series D preferred shares issued by BPR Retail Holdings (December 31, 2021—$1.0 billion) as well as investments in non-traded preferred shares of other affiliated entities.

(d)

As of September 30, 2022 and December 31, 2021, the loans and notes receivable outstanding primarily represent short -term credit facilities issued to support working capital requirements of our managed private funds and other short -dated loans.

(e)

Accrued carried interest represents the carried interest that would be due to Brookfield Asset Management ULC for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of the reporting date, irrespective of whether such amounts have been realized.

(f)

Brookfield Asset Management ULC’s equity method investments include a 64% economic interest (December 31, 2021—62%) in the Oaktree Opcos, acquired on September 30, 2019, as well as a number of general partner (“GP”) investments in our private funds. Despite a 64% economic interest, as a result of limited board representation (less than 50%) and other contractual agreements, Brookfield Asset Management ULC has significant influence, but not control, over Oaktree’s financial and operating policies.

Brookfield Asset Management ULC recognized in Share of income (loss) from equity accounted investments net gains related to its interest in the Oaktree of $35 million for the three months ended September 30, 2022 ($105 million for the three months ended September 30, 2021) and $203 million for the nine months ended September 30, 2022 ($81 million for the nine months ended September 30, 2021).

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

4. FAIR VALUE MEASUREMENTS OF FINANCIAL INSTRUMENTS

Fair value approximates carrying value for the following financial assets that are not measured at fair value on the combined consolidated carve-out financial statements: accounts receivable and other, accounts payable and other, accrued carried interest, and redeemable non-controlling interest.

The following tables summarize the fair value hierarchy of financial assets and liabilities of Brookfield Asset Management ULC that are measured at fair value as at September 30, 2022 and December 31, 2021:

AS AT SEPTEMBER 30, 2022	Level I	Level II	Level III	Total
Assets
Cash and cash equivalents	$2,601	$—	$—	$2,601
Investments (note 3)
Common shares	147	461	648	1,256
Investments in affiliates	—	—	7,083	7,083
Preferred shares	—	—	1,557	1,557
Loans and notes receivable	—	—	81	81

Total Investments	147	461	9,369	9,977
Loans to related parties (note 10)	—	—	279	279

Total Assets	$2,748	$461	$9,648	$12,857

Liabilities
Accounts payable and other	—	—	69	69
Borrowings from related parties (note 10)	—	—	4,094	4,094

Total Liabilities	$—	$—	$4,163	$4,163

AS AT DECEMBER 31, 2021	Level I	Level II	Level III	Total
Assets
Cash and Cash Equivalents	$2,494	$—	$—	$2,494
Investments (note 3)
Common shares	91	670	648	1,409
Investments in affiliates	—	—	6,204	6,204
Preferred shares	—	—	1,557	1,557
Loans and notes receivable	—	—	187	187

Total Investments	91	670	8,596	9,357
Loans to related parties (note 10)	—	—	358	358

Total Assets	$2,585	$670	$8,954	$12,209

Liabilities
Accounts payable and other	—	—	69	69
Borrowings from related parties (note 10)	—	—	4,102	4,102

Total Liabilities	$—	$—	$4,171	$4,171

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

The fair value measurement of items categorized in Level III of the fair value hierarchy is subject to valuation uncertainty arising from the use of significant unobservable inputs. The significant unobservable inputs used in the fair value measurement of financial assets and liabilities measured, on a recurring basis, at fair value are discount rates and capitalization rates. Significant increases (decreases) in these inputs in isolation would have resulted in a significantly lower (higher) fair value measurement. The following table summarizes the quantitative inputs and assumptions used for items categorized in Level III of the fair value hierarchy as of September 30, 2022 and December 31, 2021:

AS AT SEPTEMBER 30, 2022

Type of Asset/Liability	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges	Weighted- Average (a)	Impact to Valuation from an increase in input
Common shares	$648	See note (b)	N/A	N/A	N/A	N/A
Investments in affiliates	7,083	Discounted cash flows	Discount rate	6.8% - 22%	8.3%	Lower
		Direct capitalization method	Capitalization rate	4.0% - 20.9%	5.4%	Lower
Preferred shares	1,557	Discounted Cash Flows	Discount Rate	4.5% - 6.0%	5.5%	Lower
Loans and notes receivable	81	Discounted Cash Flows	Discount Rate	L+ 225bps L-375bps	L+225bps L-375bps	Lower
Loans to related parties	279	Discounted Cash Flows	Discount Rate	2.5% - 6.5%	4.2%	Lower
Accounts payable and other	69	See(c)	N/A	N/A	N/A	N/A
Borrowings from related parties	4,094	Discounted Cash Flows	Discount Rate	4.9% - 6.0%	5.8%	Lower

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

AS AT DECEMBER 31, 2021

Type of Asset/Liability	Fair Value	Valuation Techniques	Unobservable Inputs	Ranges	Weighted- Average (a)	Impact to valuation from an increase in input
Common shares	$648	See note (b)	N/A	N/A	N/A	N/A
Investment in affiliates	6,204	Discounted cash flows	Discount rate	6.9% - 22%	8.4%	Lower
		Direct capitalization method	Capitalization rate	4.3% - 21%	5.5%	Lower
Preferred shares	1,557	Discounted Cash Flows	Discount Rate	4.5% - 6.0%	5.6%	Lower
Loans and notes receivable	187	Discounted Cash Flows	Discount Rate	L+ 225bps L- 375bps	L+225bps L-375bps	Lower
Loans to related parties	358	Discounted Cash Flows	Discount Rate	2.5% - 6.5%	4.2%	Lower
Accounts payable and other	69	See (c)	N/A	N/A	N/A	N/A
Borrowings from related parties	4,102	Discounted Cash Flows	Discount Rate	4.9% - 6%	5.8%	Lower

(a)	Unobservable inputs were weighted based on the fair value of the investments included in the range.
(b)

Common shares relate to Brookfield Asset Management ULC’s investment in BPY units, which are being recorded at fair value on the combined consolidated carve-out balance sheet based on the value of the units on privatization of BPY in July 2021. The value on privatization of BPY represents the most recent, independently validated and observable market price for the units.

(c)

Accounts payable and other liabilities recorded at fair value and categorized in Level III relate to a put option held by shareholders of Oaktree that are not related to the Corporation or Brookfield Asset Management ULC to sell their shares of Oaktree using a prescribed valuation methodology in exchange for cash, Class A shares of the Corporation or other forms of consideration at the discretion of Brookfield Asset Management ULC. The fair value of this instrument is determined quarterly using a Monte Carlo simulation and various inputs prepared by management.

During the nine months ended September 30, 2022, there have been no changes in valuation techniques within Level II and Level III that have had a material impact on the valuation of financial instruments.

The following table summarizes the changes in financial assets and liabilities measured at fair value for which the company has used Level III inputs to determine fair value and does not include gains or losses that were reported in Level III in prior years or for instruments that were transferred out of Level III prior to the end of the respective reporting period. These tables also exclude financial assets and liabilities measured at fair value on a non-recurring basis. Total realized and unrealized gains and losses recorded for Level III investments are recorded in Other income (expenses), net in the condensed combined consolidated carve-out interim statements of operations.

AS AT AND FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022	Common shares	Investments in affiliates	Preferred shares	Loans and notes receivable	Loans to related parties	Accounts payable and other	Borrowings from related parties
Balance as at June 30, 2022	$648	$6,929	$1,560	$87	$276	$69	$4,084
Net purchases (redemptions)	—	22	(3)	(6)	3	—	10
Gains included in earnings	—	132	—	—	—	—	—

Balance as at September 30, 2022	$648	$7,083	$1,557	$81	$279	$69	$4,094

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022	Common shares	Investments in affiliates	Preferred shares	Loans and notes receivable	Loans to related parties	Accounts payable and other	Borrowings from related parties
Balance as at December 31, 2021	$648	$6,204	$1,557	$187	$358	$69	$4,102
Net purchases (redemptions)	—	96	—	(106)	(79)	—	(8)
Gains included in earnings	—	783	—	—	—	—	—

Balance as at September 30, 2022	$648	$7,083	$1,557	$81	$279	$69	$4,094

5. REVENUE

The company’s asset management business focuses on a number of investment strategies, specifically renewable power and transition, infrastructure, private equity, real estate and credit, operating in various markets including the United States, Canada, and the rest of the world.

The following sets out revenue disaggregated by investment strategy:

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2022	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and other	Total
Base management and advisory fees	$114	$186	$58	$189	$85	$632
Incentive distributions	23	60	—	—	—	83
Performance fees	—	—	—	—	—	—

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2021	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and other	Total
Base management and advisory fees	$94	$146	$43	$176	$74	$533
Incentive distributions	19	52	—	—	—	71
Performance fees	—	—	—	—	—	—

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and other	Total
Base management and advisory fees	$356	$548	$149	$543	$204	$1,800
Incentive distributions	71	180	—	—	—	251
Performance fees	—	—	—	—	—	—

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2021	Renewable Power and Transition	Infrastructure	Private Equity	Real Estate	Credit and other	Total
Base management and advisory fees	$294	$431	$119	$402	$182	$1,428
Incentive distributions	60	151	—	28	—	239
Performance fees	—	—	79	—	—	79

6. INCOME TAXES

The provision for taxes consists of the following:

	Three Months Ended		Nine Months Ended
FOR THE PERIODS ENDED SEPTEMBER 30	2022	2021	2022	2021
Current income tax expense	$(56)	$(54)	$(171)	$(147)
Deferred income tax expense	(84)	(132)	(273)	(190)
Provision for taxes	$(140)	$(186)	$(444)	$(337)

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

7. EQUITY-BASED COMPENSATION

The Corporation has granted equity-based compensation awards to certain employees of Brookfield Asset Management ULC under a number of compensation plans (the “Equity Plans”). The Equity Plans provide for the granting of share options, restricted shares and escrowed shares which may contain certain service or performance requirements of the Corporation.

Brookfield Asset Management ULC accounts for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of shares is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the Corporation’s Management Share Option Plan (“MSOP”) vest over a period of up to five years, expire 10 years after the grant date, and are settled through issuance of Class A shares of the Corporation. The exercise price is equal to the market price at the grant date. During the three months ended September 30, 2022, the Corporation did not grant any stock options. During the nine months ended September 30, 2022, the Corporation granted 2.5 million stock options at a weighted average exercise price of $56.93. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average 7.5-year term, 24.8% volatility, a weighted average expected dividend yield of 1.4% annually, a risk-free rate of 1.9% and a liquidity discount of 25%.

The Corporation previously established an Escrowed Stock Plan whereby a private company is capitalized with preferred shares issued to the Corporation for cash proceeds and common shares (the “escrowed shares”) that are granted to executives of the Corporation. The proceeds are used to purchase the Corporation’s Class A shares and therefore the escrowed shares represent an interest in the underlying Class A shares of the Corporation. The escrowed shares generally vest over five years and must be held to the fifth anniversary of the grant date. At a date no more than 10 years from the grant date, all escrowed shares held will be exchanged for a number of Class A shares of the Corporation issued from treasury of the Corporation, based on the market value of Class A shares of the Corporation at the time of exchange.

During the three months ended September 30, 2022, the vesting for the majority of the Corporations’s escrowed shares that were unvested at the time was accelerated, and the in-the-money value of these escrowed shares (“exchanged escrowed shares”), to the extent there was any, was exchanged for the Corporation’s Class A shares issued from treasury such that holders thereof could participate in the Arrangement on the same basis as all other holders of the Corporations’s Class A shares. The compensation expense associated with the accelerated vesting of $50 million was calculated using the Black-Scholes method of valuation, assuming an average term of 7.4 years, 31.9% volatility, a weighted average expected dividend yield of 1.3% annually, a risk-free rate of 3.0% and a liquidity discount of 25%. As required by the escrowed share plan, an equal amount of the Corporations’s Class A shares as those issued from treasury were cancelled such that the issuance of shares on this exchange was not dilutive to shareholders. In conjunction with the Arrangement, each previous holder of an exchanged escrowed share that was granted in 2014 or later will be granted new escrowed shares of the Corporation (“new escrowed share”). Such new escrowed shares generally vest over a longer period, between five and ten years, and must be held to the fifth anniversary of the grant date. Overall, each new escrowed share will have similar terms and conditions, adjusted as appropriate, as the corresponding exchanged escrowed share.

During the three months ended September 30, 2022, the Corporation granted an additional 9.8 million escrowed shares at a weighted average price of $42.25. The compensation expense was calculated using the Black-Scholes method of valuation, assuming an average term of 7.4 years, 31.9% volatility, a weighted average expected dividend yield of 1.3% annually, a risk-free rate of 3.0% and a liquidity discount of 25%. During the nine months ended September 30, 2022, the Corporation granted 10.8 million escrowed shares at a weighted average price of $44.11. The compensation expense was calculated using the Black -Scholes method of valuation, assuming an average 7.4-year term, 31.0% volatility, a weighted average expected dividend yield of 1.3% annually, a risk-free rate of 2.8% and a liquidity discount of 25%.

8. ACCOUNTS RECEIVABLE AND OTHER

AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021	2022	2021
Accounts receivable	$322	$26
Prepaid expenses	52	40
Other assets	180	158

Accounts receivable and other	$554	$224

Other assets is primarily made up of tax recoveries not yet collected.

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

9. ACCOUNTS PAYABLE AND OTHER

AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021	2022	2021
Accounts payable	$544	$561
Accrued liabilities	1,058	1,237
Other liabilities	620	234

Accounts payable and other	$2,222	$2,032

Other liabilities are primarily comprised of current taxes payable and accrued bonuses.

10. RELATED PARTY TRANSACTIONS

In the normal course of business, Brookfield Asset Management ULC entered into transactions with related parties and derived the majority of its revenue from the provision of asset management services to the Corporation and operating entities. During the three months ended September 30, 2022, Brookfield Asset Management ULC recorded $1.2 billion of total revenues derived from related party transactions (for the three months ended September 30, 2021—$1.3 billion) on its condensed combined consolidated carve-out interim statement of operations. During the nine months ended September 30, 2022, Brookfield Asset Management ULC recorded $2.1 billion of total revenues derived from related party transactions (for the nine months ended September 30, 2021—$2.0 billion) on its condensed combined consolidated carve-out interim statement of operations.

In the normal course of business, Brookfield Asset Management ULC entered into transactions with related parties by providing, and borrowing on, short-term credit facilities, working capital facilities, as well as unsecured loans. The balances due to and from these facilities are recorded as Due from affiliates and Due to affiliates on the combined consolidated carve -out interim balance sheets.

Due from affiliates and due to affiliates consisted of the following:

AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021	2022	2021
Due from affiliates
Operating receivable due from related parties	$7,389	$6,187
Loans to related parties	279	358

Total	$7,668	$6,545

AS AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021	2022	2021
Due to affiliates
Operating payable due to related parties	$8,425	$4,105
Borrowings from related parties	4,094	4,102

Total	$12,519	$8,207

Due from affiliates

Due from affiliates of $7.7 billion (December 31, 2021–$6.5 billion) consists of $7.4 billion (December 31, 2021–$6.2 billion) of operating receivables which are comprised of management fees receivables, working capital facilities, and other outstanding short-term credit facilities provided to the Corporation in the normal course of business. Loans to related parties of $279 million (December 31, 2021–$358 million) are unsecured with fixed rates ranging between 2.5%–6.5%. Maturities on loans to related parties range from 2023 to 2031. The loans were generally issued to finance acquisitions and fund commitments.

Due to affiliates

Due to affiliates of $12.5 billion (December 31, 2021–$8.2 billion) largely relates to loans payable to the Corporation in the normal course of business. Borrowings from related parties are unsecured with interest rates ranging from 4.85%–6% and maturities of 2023–2047. Of the borrowings from related parties, $200 million are due within 1 year, $2.7 billion due between 2 to 5 years, and the remaining due after five years. The proceeds from the borrowings were used for general corporate purchases and to fund acquisitions.

11. CORPORATE BORROWINGS

As at September 30, 2022, the company’s corporate borrowings consisted of commercial paper issuances totaling $683 million contracted with financial institutions under normal commercial terms for short-term liquidity management. These commercial papers are unsecured with interest rates ranging between 3.6-3.8% and a maturity of less than three months as of September 30, 2022.

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

As at December 31, 2021, the company’s corporate borrowings consisted of commercial paper issuances totaling $461 million contracted with financial institutions under normal commercial terms for short-term liquidity management. These commercial papers are unsecured with interest rates ranging between 0.3-0.4% and a maturity of less than three months as of December 31, 2021.

12. COMMITMENTS AND CONTINGENCIES

Commitments

On January 31, 2019, a subsidiary of the Corporation committed $2.8 billion to our third flagship real estate fund and has funded $2.4 billion of the total commitment as of September 30, 2022 (December 31, 2021–$1.9 billion). On May 26, 2021, the Corporation committed $3.5 billion to our fourth flagship real estate fund and has funded $400 million (December 31, 2021–nil). On August 3, 2020, the Corporation committed $750 million to our latest opportunistic credit fund and has funded $375 million of the total commitment as of September 30, 2022 (December 31, 2021–$188 million).

Contingencies

Litigation

Brookfield Asset Management ULC may from time to time be involved in litigation and claims incidental to the conduct of its business. Brookfield Asset Management ULC’s businesses are also subject to extensive regulation, which may result in regulatory proceedings against the company.

Brookfield Asset Management ULC accrues a liability for legal proceedings only when those matters present loss contingencies that are both probable and reasonably estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. Although there can be no assurance of the outcome of such legal actions, based on information known by management, Brookfield Asset Management ULC does not have a potential liability related to any current legal proceeding or claim that would individually or in the aggregate materially affect its results of operations, financial condition or cash flows.

13. SUBSEQUENT EVENTS

a) Acquisition of an interest in Primary Wave Music

In October 2022, Brookfield Asset Management ULC acquired a 35% interest in Primary Wave Music for total cash consideration of $130 million. Brookfield Asset Management ULC has significant influence through its interest in the business and accordingly accounts for the interest as an equity accounted investment. Primary Wave Music is an alternative asset manager that is focused on acquiring the copyrights of iconic music catalogs, royalty interests, and other intellectual property assets.

b) Approval for the completion of the Arrangement

In November 2022, the Manager together with the Corporation received board, shareholder, court and regulatory approval for completion of the Arrangement and Special Distribution. The Arrangement became effective at the close of business on December 9, 2022.

As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities into Brookfield Asset Management ULC has been accounted for as a common control transaction and measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s existing shareholders on a pro-rata basis.

In addition, the Manager and/or Brookfield Asset Management ULC entered into several agreements and arrangements, among which include:

•

the Asset Management Services Agreement to which the Manager will provide the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC on a cost recovery basis. The services to be provided to Brookfield Asset Management ULC by these individuals are expected to include investment, corporate and other services;

•

the Transitional Services Agreement pursuant to which (i) Brookfield Asset Management ULC will agree to provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resource, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of our asset management business;

•	certain deposit arrangements with the Corporation in which cash held by Brookfield Asset Management ULC may be placed on deposit with the Corporation at market terms;

Brookfield Asset Management ULC

Notes to Condensed Combined Consolidated Carve-out Interim Financial Statements (Unaudited, U.S. Dollars in Millions,

Except Where Noted)

•

the issuance of preferred tracking shares by a subsidiary of Brookfield Asset Management ULC to the Corporation, entitling the Corporation to receive all carried interest distributions received by our asset management business in respect of existing funds that have already been largely deployed (such as BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.), net of associated costs, as well as any distributions received in respect of the Corporation’s limited partner interest in BSREP III U.S. investments;

•	an agreement with a wholly owned subsidiary of the Corporation, giving the Corporation all of the relevant rights over the general partner of BSREP III; and

•

the settlement of historical due to affiliates and due from affiliates balances in the form of cash or other financial assets and transfer of certain investments historically held in Brookfield Asset Management ULC into subsidiaries of the Corporation.

Schedule B

(see attached)

PRO FORMA FINANCIAL INFORMATION

The Manager is a newly formed company incorporated under the laws of British Columbia created for the purpose of holding a 25 % interest in Brookfield Asset Management ULC and to facilitate the Arrangement and the Special Distribution. The Manager has equity accounted for its interest in Brookfield Asset Management ULC following the completion of the Arrangement and the Special Distribution. These unaudited consolidated pro forma financial statements of the Manager (the “Unaudited Pro Forma Financial Statements”) have been prepared in connection with the Arrangement and the Special Distribution.

As part of the Arrangement, the Corporation contributed certain indirect wholly owned asset management subsidiaries to Brookfield Asset Management ULC. The contribution of these entities into Brookfield Asset Management ULC has been accounted for as a common control transaction and was measured at historical cost. Further, the Corporation contributed a 25% interest of Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager to the Corporation’s existing shareholders on a pro-rata basis. The Manager has recognized its 25% interest in Brookfield Asset Management ULC at historical cost.

In addition, the Manager and/or Brookfield Asset Management ULC have entered into several agreements and arrangements, among which include:

•

The Asset Management Services Agreement to which the Manager will provide the services of its employees and its Chief Executive Officer to Brookfield Asset Management ULC on a cost recovery basis. The services to be provided to Brookfield Asset Management ULC by these individuals are expected to include investment, corporate and other services;

•

The Transitional Services Agreement pursuant to which (i) Brookfield Asset Management ULC will provide the Corporation and the Manager, on a transitional basis, certain services to support day-to-day corporate activities (including services relating to finance, treasury, accounting, legal and regulatory, marketing, communications, human resource, internal audit, information technology), and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transfer of our asset management business;

•	Certain deposit arrangements with the Corporation in which cash held by Brookfield Asset Management ULC may be placed on deposit with the Corporation at market terms;

•

The issuance of preferred tracking shares by a subsidiary of Brookfield Asset Management ULC to the Corporation, entitling the Corporation to receive all carried interest distributions received by our asset management business in respect of existing funds that have already been largely deployed (such as BSREP I, BSREP II, BSREP III and Oak tree Cap II L.P.), net of associated costs, as well as any distributions received in respect of the Corporation’s limited partner interest in BSREP III U.S. investments (i.e., its invested capital);

•	An agreement with a wholly owned subsidiary of the Corporation, giving the Corporation all of the relevant rights over the general partner of BSREP III; and

•

The settlement of historical due to affiliates and due from affiliates balances in the form of cash or other financial assets and transfer of certain investments historically held in Brookfield Asset Management ULC into subsidiaries of the Corporation.

These Unaudited Pro Forma Financial Statements reflect the following:

•	The transfer of 25% of the Corporation’s interest in Brookfield Asset Management ULC, to the Manager, in exchange for common shares of Brookfield Asset Management ULC;

•	The issuance of approximately 382 million Class A Limited Voting Shares of the Manager (“Class A Shares”) to the shareholders of the Corporation;

•

The subscription of 2.7 million Class A Shares of the Manager to Brookfield Reinsurance for $150 million in cash to enable the Special Distribution of Class A Shares of the Manager to shareholders of Brookfield Reinsurance. The Special Distribution by Brookfield Reinsurance to its shareholders has no impact on these Unaudited Pro Forma Financial Statements;

•	The issuance of 21,280 Class B Limited Voting Shares of the Manager (Class B Shares”) to the BAM Partnership;

•	The incorporation of certain subsidiaries of the Manager, established for the purpose of facilitating a new long term escrow share incentive plan;

1

•	The issuance of 14 million escrow share plan instruments to certain employees under the new plan; and

•

Additional autonomous adjustments arising from the Asset Management Services Agreement and the Transitional Services Agreement entered into by the Manager and/or Brookfield Asset Management ULC as described above.

The adjustments in the Unaudited Pro Forma Financial Statements that are related to the Arrangement and the Special Distribution are referred to as the “Transaction Accounting Adjustments” within the Unaudited Pro Forma Financial Statements. The adjustments and disclosures in the Unaudited Pro Forma Financial Statements that the Manager and Brookfield Asset Management ULC have made to the financial results reflect the Asset Management Services Agreement and the Transitional Services Agreement discussed above and are referred to as the “Autonomous Entity Adjustments”.

Immediately following the Arrangement and the Special Distribution, (i) shareholders of the Corporation, Brookfield Reinsurance and certain Escrow Share Plan Companies hold all of the issued and outstanding Class A Shares of the Manager, and (ii) the BAM Partnership holds all of the issued and outstanding Class B Shares of the Manager.

The information in the Unaudited Pro Forma Balance Sheet gives effect to the transactions as if they had been consummated on September 30, 2022. The information in the Unaudited Pro Forma Statements of Income gives effect to the Arrangement and the Special Distribution as if it had been consummated on January 1, 2021. All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars and has been prepared using accounting policies that are consistent with U.S. GAAP. The Unaudited Pro Forma Financial Statements have been derived by the application of pro forma adjustments to the audited consolidated financial statements of the Manager as at September 30, 2022 and for the period from July 4, 2022 to September 30, 2022 and the historical audited combined consolidated carve-out financial statements of Brookfield Asset Management ULC for the year ended December 31, 2021 and historical unaudited combined consolidated carve-out financial statements of Brookfield Asset Management ULC as at and for the nine months ended September 30, 2022, to give effect to the Arrangement and the Special Distribution.

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgements and currently available information and assumptions that management believes are reasonable. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited combined consolidated carve-out financial statements of Brookfield Asset Management ULC as at December 31, 2021 and December 31, 2020 and for each of the three years ended December 31, 2021, 2020 and 2019, and the accompanying notes to such financial statements, the unaudited combined consolidated carve-out financial statements of Brookfield Asset Management ULC as at and for the nine months ended September 30, 2022 and the audited consolidated financial statements of the Manager as at September 30, 2022 and for the period from July 4, 2022 to September 30, 2022 and related notes thereto. The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the Manager’s financial position or results of operations had the transactions for which the Manager is giving pro forma effect occurred on the dates or for the periods indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. A number of factors may affect our results.

2

BROOKFIELD ASSET MANAGEMENT LTD.

PRO FORMA BALANCE SHEET

(unaudited)

As at September 30, 2022 (millions)	Brookfield Asset Management Ltd. (the “Manager”)	Autonomous Entity Adjustments(2)	Transaction Accounting Adjustments(3)	Notes	Manager Pro Forma
Assets
Cash and cash equivalents	$—	$—	$—	3a, 3c	$—
Investments	—	—	2,413	1, 3b	2,413

Total Assets	$—	$—	$2,413		$2,413

Liabilities
Accounts payable and other	—	5	—	2b	5

Total Liabilities	—	5	—		5

Equity
Class A Preference Shares	—	—	—	3a	—
Class A Shares	—	(5)	2,393	1, 3a, 3b, 3d	2,388
Class B Shares	—	—	—	3a, 3b	—
Special Limited Voting Shares	—	—	—	3a	—
Non-controlling interest	—	—	20	3d	20

Total Equity	—	(5)	2,413		2,408

Total Liabilities and Equity	$—	$—	$2,413		$2,413

See accompanying notes to the Unaudited Pro Forma Financial Statements.

BROOKFIELD ASSET MANAGEMENT LTD.

PRO FORMA STATEMENT OF INCOME

(unaudited)

Period Ended September 30, 2022 (millions except share data)	Brookfield Asset Management Ltd. (the “Manager”)	Autonomous Entity Adjustments (2)	Transaction Accounting Adjustments (3)	Notes	Manager Pro Forma
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	—	(1)	(3)	2a,3d	(4)
General, administrative and other	—	(4)	—	2b	(4)

Total compensation, operating and general and administrative expenses	—	(5)	(3)		(8)

Total expenses	—	(5)	(3)		(8)

Share of income from equity accounted investments	—	—	298	1, 3b	298

Income before taxes	—	(5)	295		290
Income tax (expense) benefit	—	1	—	2c	1

Net income attributable to common shareholders	$—	$(4)	$295		$291

Net income per Class A Share and Class B Share(4)
Class A Share—basic	$—				$0.76
Class A Share—diluted	$—				$0.75
Class B Share—basic and diluted	$—				$0.76

See accompanying notes to the Unaudited Pro Forma Financial Statements.

BROOKFIELD ASSET MANAGEMENT LTD.

PRO FORMA STATEMENT OF INCOME

(unaudited)

Year Ended December 31, 2021 (millions except share data)	Brookfield Asset Management Ltd. (the “Manager”)	Autonomous Entity Adjustments (2)	Transaction Accounting Adjustments (3)	Notes	Manager Pro Forma
Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	—	(1)	(4)	2a, 3d	(5)
General, administrative and other		(5)	—	2b	(5)

Total compensation, operating and general and administrative expenses	—	(6)	(4)		(10)

Total expenses	—	(6)	(4)		(10)

Share of income from equity accounted investments	—	—	244	1, 3b	244

Income before taxes	—	(6)	240		234
Income tax (expense) benefit	—	2	—	2c	2

Net income attributable to common shareholders	$—	$(4)	$240		$236

Net income per Class A Share and Class B Share(4)
Class A Share—basic	$—				$0.62
Class A Share—diluted	$—				$0.61
Class B Share—basic and diluted	$—				$0.62

See accompanying notes to the Unaudited Pro Forma Financial Statements.

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

1.	Brookfield Asset Management ULC

To facilitate the distribution of the Manager to the shareholders of the Corporation and Brookfield Reinsurance, the Corporation contributed its asset management business to Brookfield Asset Management ULC. This is a transaction between entities under common control and has been recorded at historical cost within the historical combined consolidated carve -out financial statements. Upon completion of the Arrangement and Special Distribution, the specific arrangements and transaction agreements related to Brookfield Asset Management ULC include the following (which have also been described in the introduction to these Unaudited Pro Forma Financial Statements):

•	Asset Management Services Agreement;

•	Transitional Services Agreement;

•	Deposit arrangement with the Corporation;

•	Assignment of general partner rights in BSREP III to a wholly owned subsidiary of the Corporation;

•	Settlement of historical due to and due from affiliates in the form of cash or other financial assets and transfer of certain investments to the Corporation;

•	Issuance of preferred tracking shares from a wholly owned subsidiary of Brookfield Asset Management ULC to the Corporation; and

•	Transfer of common shares of Brookfield Asset Management ULC to the Corporation and the Manager.

Pro forma adjustments pertaining to the Asset Management Services Agreement, Transitional Services Agreement and the deposit arrangement with the Corporation are autonomous entity adjustments whereas the remaining adjustments are transaction accounting adjustments.

The following tables reflect the pro forma adjustments made to give effect to the above noted items as if they had occurred as at September 30, 2022 for the Unaudited Pro Forma Balance Sheet and, with respect to the Unaudited Pro Forma Statements of Income, as if they had occurred on January 1, 2021.

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

As at September 30, 2022 (millions)	Historical Brookfield Asset Management ULC	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Notes	Brookfield Asset Management ULC (pro forma)
Assets
Cash and cash equivalents	$2,601	$—	$199	(ii), (iv), (v)	$2,800
Accounts receivable and other	554	—	(554)	(ii), (iv)	—
Due from affiliates	7,668	—	(7,668)	(ii), (iv)	—
Investments	14,796	—	(7,874)	(ii), (iv)	6,922
Property, plant and equipment	61	—	—		61
Intangible assets	58	—	—		58
Goodwill	249	—	—		249
Deferred income tax assets	2,192	—	—		2,192

Total Assets	28,179	—	(15,897)		12,282

Liabilities
Accounts payable and other	2,222	—	(2,192)	(ii), (iv)	30
Due to affiliates	12,519	—	(12,519)	(ii)	—
Corporate borrowings	683	—	(683)	(ii)	—
Deferred income tax liabilities	891	—	—		891

Total Liabilities	16,315	—	(15,394)		921

As at September 30, 2022 (millions)	Historical Brookfield Asset Management ULC	Entity Adjustments	Autonomous Accounting Adjustments	Notes	Brookfield Asset Management ULC (pro forma)
Redeemable Non-controlling Interest	5,205	—	(3,496)	(ii), (iv)	1,709
Equity
Net parent investment	6,531	—	(6,531)	(i)	—
Accumulated other comprehensive income	128	—	(128)	(i)	—
Common Equity
Brookfield Asset Management ULC	—	—	9,652	(i), (ii), (iii), (iv), (v)	9,652

Total Equity	6,659	—	2,993		9,652

Total Liabilities, Redeemable Non-controlling Interest and Equity	$28,179	—	$(15,897)		$12,282

Brookfield Asset Management ULC Transaction Accounting Adjustments – As at September 30, 2022

i.	Capital Issuance

The Unaudited Pro Forma Financial Statements are derived from the combined consolidated carve-out financial statements of Brookfield Asset Management ULC. The Corporation transferred its historical asset management business to Brookfield Asset Management ULC. This contribution has been valued based on the Corporation’s book value on the date of contribution, as the transfer of these assets is considered to be a transaction between entities under common control. Brookfield Asset Management ULC issued common shares to the Corporation and the Manager in exchange for the transfer of the Corporation’s historical as set management business. This has been adjusted for within common equity of the asset management business equal to the carrying value of the net parent investment of $6,531 million in the Unaudited Pro Forma Balance Sheet as at September 30, 2022. Upon issuance of these shares, AOCI of $128 million has been classified into equity attributable to common shareholders.

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

ii.	Related Party Transactions

As part of the transaction, due to affiliates and due from affiliates balances between the Corporation and Brookfield Asset Management ULC have been settled through cash and other financial instruments. The historical balance of due from affiliates of $7,507 million held by Brookfield Asset Management ULC (including $(161) million which was previously an intercompany loan and eliminated upon consolidation of BSREP III and which was recognized as a result of the deconsolidation of BSREP III; see footnote (iv)) has been collected from the Corporation and its subsidiaries and subsequently utilized to help repay $12,519 million of existing due to affiliates balances held by Brookfield Asset Management ULC.

In addition, the following transactions with the Corporation occurred as part of the Arrangement:

•

Certain investments historically held in our asset management business were transferred to subsidiaries of the Corporation, outside of the ownership of Brookfield Asset Management ULC for cash of $2,825 million; and

•

The Corporation assumed (i) $683 million of corporate borrowings issued by a wholly owned subsidiary of Brookfield Asset Management ULC and (ii) the historical accounts payable and other balance (excluding $19 million derecognized as part of the deconsolidation of BSREP III; see footnote (iv)) of $2,203 million.

The remaining due to affiliates and due from affiliates balances of our asset management business (net of the impacts of the transactions above) have been settled with $205 million in cash received from the Corporation. Following these transactions (including the impact of the deconsolidation of BSREP III), the remaining cash and working capital held by our asset management business of $2,800 million has been placed on deposit with the Corporation. The deposit is callable at any time and bears interest on market terms.

The adjustments to the Unaudited Pro Forma Balance Sheet are as follows:

(millions)	As at September 30, 2022
Cash and cash equivalents	$205
Accounts receivable and other	(554)
Due from affiliates	(7,507)
Investments	(2,825)
Accounts payable and other	(2,203)
Due to affiliates	(12,519)
Corporate borrowings	(683)

iii.	Preferred tracking shares

In connection with the Arrangement, subsidiaries of Brookfield Asset Management ULC issued preferred tracking shares (“Tracking Shares”) to the Corporation, entitling the Corporation to retain the right to receive all carried interest distributions on mature funds which already have been largely deployed (such as BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P.) as well in the case of BSREP III U.S. investments, any distributions received in respect of the Corporation’s limited partner interest. The Tracking Shares provide the holder thereof with a redemption right equal to the fair value of carried interest receivable, net of any compensation related costs by Brookfield Asset Management ULC, as well as future LP distributions from BSREP III U.S. investments. These interests are presented as redeemable non-controlling interest within the Unaudited Pro Forma Balance Sheet, outside of permanent equity and measured at their redemption value.

As at September 30, 2022, the redemption value of the Tracking Shares outstanding will total $1,701 million, consisting of $529 million attributable to realized and unrealized carried interest, net of associated costs, outstanding from BSREP I, BSREP II, BSREP III and Oaktree Cap II L.P and $1,172 million attributable to the value of the BSREP III U.S. investments limited partner interest.

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

As a result of this arrangement, the Corporation effectively retains 100% of the carried interest earned in these funds and their associated long-term incentive costs, whereas ongoing compensation costs of our employees excluding the long-term incentive compensation associated with these mature funds will reside within Brookfield Asset Management ULC (subject to any rebalancing through the cost sharing agreements — see footnote 1(i) under “Brookfield Asset Management ULC Autonomous Entity Adjustments — For the nine months ended September 30, 2022” and footnote 2(a)).

iv.	Assignment of BSREP III General Partner Rights to the Corporation

Following the execution of the Arrangement, Brookfield Asset Management ULC entered into an agreement with a wholly owned subsidiary of the Corporation, giving the Corporation all of the relevant rights over the general partner of BSREP III. Brook field Asset Management ULC no longer controls or influences BSREP III. As a result, BSREP III has been deconsolidated and accounted for as a financial asset by Brookfield Asset Management ULC.

This adjustment represents the deconsolidation of BSREP III from Brookfield Asset Management ULC, removing the impact of the consolidated assets and liabilities on the Unaudited Pro Forma Balance Sheet and establishing an investment accounted for a s a financial asset. Fair value gains and losses of the BSREP III financial asset are expected to be immaterial.

The adjustments to the Unaudited Pro Forma Balance Sheet are as follows:

(millions)	As at September 30, 2022
Cash and cash equivalents	$(6)
Due from affiliates	(161)
Investments	(5,049)
Accounts payable and other	(19)
Redeemable non-controlling interest	(5,197)

v.	Transaction costs

This adjustment reflects the legal, professional and other fees incurred, associated with the execution of the Plan of Arrangement and Special Distribution. For purposes of the pro forma balance sheet presented as at September 30, 2022, total transaction costs have been estimated to be $30 million. As at September 30, 2022, none of the $30 million estimated transaction costs have been paid. An increase in the accounts payable and other balance as at September 30, 2022 has been made for the unpaid balance of transaction costs.

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

Nine Months Ended September 30, 2022 (millions)	Historical Brookfield Asset Management ULC	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Notes	Brookfield Asset Management ULC (pro forma)
Revenues
Management fee revenues
Base management and advisory fees	$1,800	$—	$60	(iii)	$1,860
Incentive distributions	251	—	—		251

Total management fee revenues	2,051	—	60		2,111
Investment income
Carried interest allocations
Realized	95	—	—		95
Unrealized	98	—	—		98

Total investment income	193	—	—		193
Interest and dividend revenue	226	—	(217)	(i), (iii)	9
Other revenues	40	—	—		40

Total revenues	2,510	—	(157)		2,353

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(529)	157	14	(iv)	(358)
Other operating expenses	(174)	—	—		(174)
General administrative and other	(109)	—	—	(iii)	(109)

Total compensation, operating and general and administrative expenses	(812)	157	14		(641)
Carried interest allocation compensation	(134)	—	—		(134)
Interest expense paid to related parties	(133)	—	133	(i)	—

Total expenses	(1,079)	157	147		(775)

Other income (expenses), net	1,070	—	—	(iii), (iv)	1,070
Share of income from equity accounted investments	195	—	—		195

Income before taxes	2,696	157	(10)		2,843
Income tax (expense) benefit	(444)	(39)	—	(ii)	(483)

Net income	2,252	118	(10)		2,360

Net (income) loss attributable to redeemable non-controlling interest	(841)	—	(326)	(ii), (iii)	(1,167)

Net income attributable to common shareholders	$1,411	$118	$(336)		$1,193

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

Brookfield Asset Management ULC Transaction Accounting Adjustments – For the nine months ended September 30, 2022

i.	Related Party Transactions

$2,800 million of cash has been placed on deposit with the Corporation and bears interest annually at a market rate, subject to market adjustments. As a result, the Unaudited Pro Forma Statements of Income reflect interest income of $ 9 million for the nine months ended September 30, 2022.

In addition, interest and dividend revenue and expenses associated with the due to affiliates balances, due from affiliates balances and investments which have been repaid or transferred have been adjusted in the Unaudited Pro Forma Statements of Income as follows (excluding $14 million of interest and dividend revenue which was derecognized as a result of the deconsolidation of BSREP III; see footnote (iii)):

Nine months ended
(millions)	September 30, 2022
Interest and dividend revenue	$(203)
Interest expense paid to related parties	133

ii.	Preferred tracking shares

All of the BSREP III U.S. investments limited partner distributions and the mature fund carried interest distributions have been allocated to the redeemable non-controlling interest as a result of their Tracking Shares which takes into consideration the contractual arrangements that govern allocation of income or loss. Net income attributable to the redeemable preferred shares held by the Corporation for the nine months ended September 30, 2022 amounted to $1,167 million.

As a result of this arrangement, the Corporation effectively retains 100% of the carried interest earned in these funds and their associated long-term incentive costs, whereas ongoing compensation costs of our employees excluding the long-term incentive compensation associated with these mature funds will reside within Brookfield Asset Management ULC (subject to any rebalancing through the cost sharing agreements — see footnote 1(i) under “Brookfield Asset Management ULC Autonomous Entity Adjustments — For the nine months ended September 30, 2022” and footnote 2(a)).

iii.	Assignment of BSREP III General Partner Rights to the Corporation

This adjustment represents the deconsolidation of BSREP III from Brookfield Asset Management ULC, removing the impact of the consolidated results of operations and adding back management and advisory fees which were previously eliminated on consolidation as a result of intercompany arrangements.

The adjustments to the Unaudited Pro Forma Statements of Income are as follows:

Nine months ended
(millions)	September 30, 2022
Management and advisory fees	$60
Interest and dividend revenue	(14)

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

Brookfield Asset Management ULC Autonomous Entity Adjustments – For the nine months ended September 30, 2022

i.	Asset Management Services Agreement and Transitional Services Agreement

The adjustment to the Unaudited Pro Forma Statements of Income related to compensation costs reflects the following adjustments to compensation expense:

•

Certain employees of Brookfield Asset Management ULC, the Corporation, the Manager, and Brookfield Reinsurance, reallocated amongst each entity, resulting in a net decrease of compensation expense of Brookfield Asset Management ULC of $39 million.

•

As part of the Transitional Services Agreement, (i) certain employees of Brookfield Asset Management ULC will provide the Corporation, on a transitional basis, certain services to support day-to day corporate activities and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transition of Brookfield Asset Management ULC. Accordingly, on a net basis, the impact to compensation expense is an increase of $196 million.

Adjustments related to the above result in a $157 million increase in compensation expense of Brookfield Asset Management ULC for the nine months ended September 30, 2022, after considering cost allocations made to the historical combined consolidated carve-out financial statements.

ii.	Tax impact

The adjustment to reflect the tax effects of the pro forma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of pro forma adjustments has the effect of increasing deductible temporary differences for which no deferred income tax recoveries have been recognized.

The Unaudited Pro Forma Statements of Income for the periods below have been adjusted for the tax impact of Brookfield Asset Management ULC’s pro forma adjustments are as follows:

Nine months ended
(millions)	September 30, 2022
Benefit for taxes	$(39)

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

Year Ended December 31, 2021 (millions)	Historical Brookfield Asset Management ULC	Autonomous Entity Adjustments	Transaction Accounting Adjustments	Notes		Brookfield Asset Management ULC (pro forma)
Revenues
Management fee revenues
Base management and advisory fees	$1,951	$—	$126	(iv	)	$2,077
Incentive distributions	315	—	—			315
Performance fees	157	—	—			157

Total management fee revenues	2,423	—	126			2,549
Investment income
Carried interest allocations
Realized	49	—	—			49
Unrealized	299	—	—			299

Total investment income	348	—	—			348
Interest and dividend revenue	293	—	(281)	(i	), (iv)	12
Other revenues	23	—	—			23

Total revenues	3,087	—	(155)			2,932

Expenses
Compensation, operating, and general and administrative expenses
Compensation and benefits	(703)	76	—	(i	)	(627)
Other operating expenses	(185)	—	—			(185)
General administrative and other	(132)	—	(16)	(iv	), (vii)	(148)

Total compensation, operating and general and administrative expenses	(1,020)	76	(16)			(960)
Carried interest allocation compensation	(211)	—	—			(211)
Interest expense paid to related parties	(171)	—	171	(i	)	—

Total expenses	(1,402)	76	155			(1,171)

Other income (expenses) net	1,486	—	(1,473)	(i	), (ii), (iv)	13
Share of income from equity accounted investments	161	—	—			161

Income before taxes	3,332	76	(1,473)			1,935
Income tax (expense) benefit	(504)	(19)	—	(vi	)	(523)

Net income	2,828	57	(1,473)			1,412
Net (income) loss attributable to redeemable non-controlling interest	(977)	—	540	(iii	), (iv)	(437)

Net income attributable to common shareholders	$1,851	$57	$(933)			$975

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

Brookfield Asset Management ULC Transaction Accounting Adjustments – For the year ended December 31, 2021

i.	Related Party Transactions

$2,800 million of cash has been placed on deposit with the Corporation and bears interest annually at a market rate. As a result, the Unaudited Pro Forma Statements of Income reflect interest income of $12 million for the year ended December 31, 2021.

In addition, interest and dividend revenue and expenses associated with the due to affiliates balance, due from affiliates balance and equity instruments which have been repaid have been adjusted in the Unaudited Pro Forma Statements of Income as follows (excluding $16 million of interest and dividend revenue which was derecognized as a result of the deconsolidation of BSREP III; see footnote (iv)):

Year ended
(millions)	December 31, 2021
Interest and dividend revenue	$(277)
Interest expense paid to related parties	171

For the purposes of the Unaudited Pro Forma Statements of Income, other income (expenses), net has been adjusted for the fair value movements recognized on the investments transferred to the Corporation, resulting in a decrease of $333 million for the year ended December 31, 2021.

ii. Escrow Share Plan Adjustments

In connection with the Arrangement and Special Distribution, the balance of vested and unvested Escrowed Shares have been accelerated and converted into Corporation Class A Limited Voting Shares, allowing holders of Escrowed Shares to participate in the Arrangement. Due to the conversion of Escrowed Shares into Corporation Class A Limited Voting Shares, the remaining cost associated with the unvested Escrowed Shares has been accelerated with an adjustment to other income (expenses), net in the Unaudited Pro Forma Statements of Income for the year ended December 31, 2021 of $39 million.

iii. Preferred Tracking Shares

BSREP III U.S. investments limited partner distributions and the mature fund carried interest distributions, net of costs, have been allocated to the redeemable non-controlling interest as a result of their Tracking Shares which takes into consideration the contractual arrangements that govern allocation of income or loss. Net income attributable to the redeemable preferred shares held by the Corporation for the year ended December 31, 2021 amounted to $437 million.

iv. Assignment of BSREP III General Partner Rights to the Corporation

This adjustment represents the deconsolidation of BSREP III from Brookfield Asset Management ULC, removing the impact of the consolidated results of operations and adding back management and advisory fees which were previously eliminated on consolidation as a result of intercompany arrangements.

The adjustments to the Unaudited Pro Forma Statements of Income are as follows:

(millions)	Year ended December 31, 2021
Management and advisory fees	$126
Interest and dividend revenue	(16)
General, administrative and other	14
Other income (expenses), net	(1,101)
Net income attributable to redeemable non-controlling interest	977

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

Brookfield Asset Management ULC Autonomous Entity Adjustments—For the year ended December 31, 2021

v. Asset Management Services Agreement and Transitional Services Agreement

The adjustment to the Unaudited Pro Forma Statements of Income related to compensation costs reflects the following adjustments to compensation expense:

•

Certain employees of Brookfield Asset Management ULC reallocated to the Corporation, the Manager, and Brookfield Reinsurance, resulting in a net decrease of compensation expense of Brookfield Asset Management ULC of $40 million.

•

As part of the Transitional Services Agreement, (i) certain employees of Brookfield Asset Management ULC will provide the Corporation, on a transitional basis, certain services to support day-to-day corporate activities and (ii) the Corporation will provide, on a transitional basis, certain services to Brookfield Asset Management ULC to facilitate the orderly transition of Brookfield Asset Management ULC. Accordingly, on a net basis, the impact to compensation expense is a decrease of $36 million.

Adjustments related to the above result in a $76 million decrease in compensation expense of Brookfield Asset Management ULC for the year ended December 31, 2021, after considering cost allocations made to the historical combined consolidated carve-out financial statements.

vi. Tax Impact

The adjustment to reflect the tax effects of the pro forma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of pro forma adjustments has the effect of increasing deductible temporary differences for which no deferred income tax recoveries have been recognized.

The Unaudited Pro Forma Statements of Income for the periods below have been adjusted for the tax impact of Brookfield Asset Management ULC’s pro forma adjustments are as follows:

Year ended
(millions)	December 31, 2021
Income tax expense	$(19)

vii. Transaction costs

This adjustment reflects the transaction costs incurred by Brookfield Asset Management ULC in connection with the execution of the Arrangement and Special Distribution. These costs consists of legal, professional and other fees.

2.	Manager Autonomous Entity Adjustments

a)	Asset Management Services Agreement and Transitional Services Agreement

After the adjustments made to compensation expense that have been allocated to Brookfield Asset Management ULC as part of the Asset Management Services Agreement and Transitional Services Agreement, the compensation costs remaining in the Manager, which reflect employees/executives discharging their duties as officers and employees of the Manager, are less than $1 million for the period ended September 30, 2022 and $1 million for the year ended December 31, 2021.

b)	Public Company Costs

The Unaudited Pro Forma Statements of Income include an adjustment to reflect estimated public company general, administrative and other costs of $5 million annually, or $4 million for the period ended September 30, 2022.

c)	Tax Impact

The adjustment to reflect the tax effects of the pro forma adjustments is calculated at the average statutory rates in effect in each relevant jurisdiction for the periods presented. The impact of pro forma adjustments has the effect of increasing deductible temporary differences for which no deferred income tax recoveries have been recognized.

The tax impact of the Manager’s pro forma adjustments is $1 million for the period ended September 30, 2022 and $2 million for the year ended December 31, 2021.

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

3.	Manager Transaction Accounting Adjustments

a)	Capital Issuance

Immediately following the Arrangement and Special Distribution, the Manager has authorized an unlimited number of Class A Shares, 21,280 Class B Shares, an unlimited number of Class A Preference Shares, and an unlimited number of Special Shares, Series 1 (“Special Shares”). The Arrangement and Special Distribution resulted in the issuance of approximately 385 million Class A Shares and 21,280 Class B Shares of the Manager.

As described in more detail in footnote 3(b) below, the Manager accounts for its investment in Brookfield Asset Management ULC as an equity method investment; the interest in this equity method investment has been allocated to each of the shareholders of the Class A Shares and the Class B Shares on a pro-rata basis based on the proportionate shares issued and outstanding as of September 30, 2022 for each class of shares. As a result, of the Class A shares issued, 382 million were exchanged for the equity accounted interest in Brookfield Asset Management ULC and recorded at a historical cost of approximately $2,393 million (net of $500 million in treasury shares) and the remaining approximately 2.7 million Class A Shares were issued to Brookfield Reinsurance who, prior to the Special Distribution, subscribed for these shares for approximately $150 million of cash. The Special Distribution by Brookfield Reinsurance to its shareholders has no impact on these Unaudited Pro Forma Financial Statements. Similarly, the 21,280 Class B Shares that were issued upon completion of the Arrangement and Special Distribution were allocated their proportionate share of the equity accounted interest in Brookfield Asset Management ULC and recorded at a historical cost of less than $1 million. Following the Arrangement and Special Distribution, no Class A Preference Shares and no Special Shares are issued or outstanding.

The Unaudited Pro Forma Balance Sheet gives effect to the transactions as if they had been consummated on September 30, 2022. As a result, there is no opening Retained Earnings and no historical carry forward balances of Accumulated Other Comprehensive Income or Additional Paid In Capital as of September 30, 2022 in the Unaudited Pro Forma Balance Sheet.

b)	Equity accounting adjustment

Pursuant to the Arrangement, the Corporation contributed a 25% interest in Brookfield Asset Management ULC to the Manager, and in exchange, the Manager issued securities of the Manager on a pro -rata basis. The Manager accounts for its investment in Brookfield Asset Management ULC as an equity method investment. Under the equity method, the investment in Brookfield Asset Management ULC was initially recognized at cost and the carrying amount will be increased or decreased to recognize the Manager’s share of the profit or loss of Brookfield Asset Management ULC, as well as any dividends paid by Brookfield Asset Management ULC following the date of acquisition. The Unaudited Pro Forma Balance Sheet has been adjusted to reflect the Manager’s 25% interest in the net assets of Brookfield Asset Management ULC as though it acquired the interest on September 30, 2022.

The Unaudited Pro Forma Statements of Income have been adjusted to reflect the Manager’s share of Brookfield Asset Management ULC’s income of $298 million and $244 million for the period ended September 30, 2022 and the year ended December 31, 2021, respectively, as though it had acquired the interest on January 1, 2021.

c)	ESP Companies

Pursuant to the Arrangement, newly incorporated subsidiary companies (“ESP Companies”) of the Manager have purchased $500 million of Class A Shares to be held in escrow for the purposes of the long-term incentive plan program. The ESP Companies are wholly owned subsidiaries of the Manager and upon consolidation, the Class A Shares held by the ESP Companies are classified as treasury shares.

d)	Escrow Share Plan Adjustments

Pursuant to the Arrangement, a new escrow share plan has been established whereby certain employees will be awarded escrowed shares of ESP Companies (“New Escrowed Shares”) that are exchangeable into Class A Shares. New Escrowed Shares will vest evenly over a 5-year service period. Under the terms of the Arrangement Agreement, $20 million of Class A Shares held by existing employees will be exchanged for New Escrowed Shares under the new escrow share plan. The exchange of Class A Shares for New Escrowed Shares has been recorded as non-controlling interest within the Unaudited Pro Forma Balance Sheet. Further, the fair value of the New Escrowed Shares awarded to employees will be recognized in the Manager’s financial statements over the requisite service period through a charge to Compensation Cost and a corresponding credit to Additional Paid in Capital with adjustments made to the Unaudited Pro Forma Statements of Income for the year ended December 31, 2021 and the period ended September 30, 2022 for the expected compensation cost of $4 million and $3 million, respectively; as the Unaudited Pro Forma Balance Sheet presents the impacts of the new escrow share plan as if it had occurred on September 30, 2022, there is no impact as of September 30, 2022 as a result of the vesting of the New Escrowed Shares.

BROOKFIELD ASSET MANAGEMENT LTD.

NOTES TO THE PRO FORMA FINANCIAL STATEMENTS

(unaudited)

4.	Earnings per Share

Following the Arrangement and Special Distribution, the Manager has outstanding approximately 385 million Class A Shares and 21,280 Class B Shares.

Pro forma basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding during the period. The Manager applies the two -class method in calculating earnings per share for each of its two classes of shares, based on their pro-rata share of earnings. Class A shares held by ESP Companies are classified as treasury shares and have been excluded from the calculation of earnings per share. The Manager has certain dilutive securities relating to outstanding restricted stock and options and have been reflected accordingly in diluted earnings per share figures. Pro forma earnings per share calculations are as follows:

Class A Shares – Earnings per Share

	Period ended	Year ended
(millions, except share data)	September 30, 2022	December 31, 2021
Numerator
Net income	$291	$236
Denominator
Weighted average of Class A Shares outstanding – basic	385,053,311	378,104,003
Weighted average of Class A Shares outstanding – diluted	392,749,131	386,301,215
Earnings per Class A Share – basic	$0.76	$0.62
Earnings per Class A Share – diluted	$0.75	$0.61

Class B Shares – Earnings per Share

	Period ended	Year ended
(millions, except share data)	September 30, 2022	December 31, 2021
Numerator
Net income	$—	$—
Denominator
Weighted average of Class B Shares outstanding – basic and diluted	21,280	21,280
Earnings per Class B Share – basic and diluted	$0.76	$0.62